Exhibit 99.2

ORCKIT COMMUNICATIONS LTD.

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the “Meeting”) of Orckit Communications Ltd. (the “Company” or “Orckit”) will be held on Tuesday, December 31, 2013 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

(1)	re-election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	payment of retention bonuses to two officers of the Company;

(3)	reappointment of Kesselman & Kesselman as our independent auditors; and

(4)	consideration of our audited financial statements for the year ended December 31, 2012.

Shareholders of record at the close of business on December 2, 2013 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Eric Paneth Chairman of the Board of Directors Izhak Tamir Chief Executive Officer

Dated: November 24, 2013

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (“Ordinary Shares”), of Orckit Communications Ltd. (the “Company” or “Orckit”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) for use at the 2013 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders.  The Meeting will be held on Tuesday, December 31, 2013 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1)	re-election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	payment of retention bonuses to two officers of the Company;

(3)	reappointment of Kesselman & Kesselman as our independent auditors; and

(4)	consideration of our audited financial statements for the year ended December 31, 2012.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  Please note that the uncontested election of directors is not considered a "routine" matter under such rules.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on December 2, 2013 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about December 5, 2013 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

         As of November 21, 2013, 31,079,062 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

        The following table sets forth, as of November 21, 2013, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Ordinary Shares. Ordinary Shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of November 21, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of November 21, 2013, 31,079,062 of our Ordinary Shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	4,850,409	(1)	15.6%
All directors and executive officers as a group (10 persons)	7,504,963	(2)	23.8%

(1)
Includes (i) 4,747,409 Ordinary Shares, (ii) 25,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and (iii) 78,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

(2)
Includes 1,247,146 Ordinary Shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following November 21, 2013.

AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 – Re-election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting at which one or more directors are elected or his earlier resignation or removal. Messrs. Arkin and Motil are “independent directors” as defined under the NASDAQ rules (the “Companies Law”).

Our “outside directors,” as defined under the Companies Law, Moshe Nir, Amiram Levinberg and Naomi Steinfeld, were each elected at our 2011 annual general meeting for a three-year term.

The four nominees for election at the Meeting have been approved by the audit committee of the Board of Directors (the “Audit Committee”), acting as our nominating committee.

A brief biography of each nominee is set forth below:

Eric Paneth has been a director of Orckit since its founding in 1990 and Chairman of the Board since October 2012. He also served as our Chief Executive Officer from 1990 to September 2012 and as our Chairman of the Board of Directors from 1990 to July 2008.  Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd., and he served as its Chief Executive Officer from November 2008 to October 2010.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

Izhak Tamir has been President and a director of Orckit since its founding in 1990. He has also served as our Chief Financial Officer since July 2013 and as our Chief Executive Officer since October 2013.  He also served as our Chairman of the Board of Directors from July 2008 to September 2011. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Orckit-Corrigent Ltd., since 2001 and Chief Executive Officer of Orckit-Corrigent since May 2007.  Mr. Tamir has served as Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir also served as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

Jed M. Arkin has been a director of Orckit since August 2001. Since January 2005, he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm.  He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Moti Motil has been a director of Orckit since November 2002. He also served as our Chairman of the Board of Directors from September 2011 to September 2012.  Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company.  Mr. Motil holds a B.A. degree in Economics and Accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

Required Approval

Pursuant to our Articles of Association, the affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Eric Paneth be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Izhak Tamir be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Jed M. Arkin be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Moti Motil be re-elected to the Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2- Approval of Retention Bonuses

Our Compensation Committee and Board of Directors have approved the payment of retention bonuses to Mr. Oren Tepper, our Vice President of Corporate Sales, and Mr. Oren Maymon, our Vice President of Operations (the “Retention Bonuses”). The Retention Bonuses would be paid in connection with the proposed transaction between us and ECI Telecom Ltd. (“ECI”) about which we reached a non-binding understanding on August 20, 2013 to grant an exclusive license to ECI to develop, manufacture and sell products comprising Orckit's Packet Transport technology (the “Proposed Transaction”). For more information about the Proposed Transaction, please see our Report on Form 6-K filed on August 21, 2013. There can be no assurance that a definitive agreement will be signed in respect of the Proposed Transaction or, if signed, what its final terms will be or that the transaction will be consummated.

These officers have been playing a central role in the ongoing transaction process with ECI and their services are essential for the Proposed Transaction in order to ensure a smooth transition and integration of our technology platform in ECI. Specifically, Mr. Tepper is needed to train ECI's pre-sales and sales team with respect to the Company's technology platform and to help ensure a smooth transition of the Company's CM-4000 customers to ECI.  Mr. Maymon is needed to train ECI's manufacturing team and to help ensure a smooth transition of the manufacturing of the Company's CM-4000 product line from the Company's manufacturing subcontractor to ECI's manufacturing subcontractor. At the same time, Messrs. Tepper and Maymon will continue to serve the Company's CM-100 customers Our Compensation Committee and Board of Directors have determined that the Retention Bonuses are reasonable and in the best interest of the Company as they are necessary to meet the Company's goal to bring about the Proposed Transaction, to enable ECI's to generate sales from the Company's technology platform, thus generating royalties for the Company, and to continue to collect accounts receiveable from the Company's existing customers.

Retention Bonuses

Messrs. Tepper and Maymon are each expected to remain in our employ and continue to provide services to our customers and to provide services to ECI following the closing of the Proposed Transaction, in exchange for a bonus of $130,000 each, payable in equal monthly installments over a period of 18-months following the closing of the Proposed Transaction, for so long as they remain in our employ.

In addition, our Compensation Committee and Board of Directors have also approved the payment of retention bonuses to two key employees of the Company who are expected to lead the technological integation of the project contemplated by the Proposed Transaction as employees of ECI in exchange for a bonus of $100,000 each. The bonus of each such key employee would be earned over a four-month period ($25,000 per month) commencing from his employment by ECI, for so long as he remains employed by ECI.

The payment of the proposed bonus to each of these four individuals is subject to the closing of the Proposed Transaction.

Background of Office Holders

A brief bio of each office holder proposed to receive a Retention Bonus is set forth below:

Oren Tepper has been our Vice President of Corporate Sales since October 2007, and since 2006, he has also served as our Vice President of Business Development. From 2002 to 2006, he served as Regional Sales Director of Siemens Communications Fixed Networks (currently NSN) responsible for sales in the Asia Pacific region, Latin America and parts of Europe. From 2001 to 2002, Mr. Tepper served as Technical Sales Director for Speedwise, a startup company which was acquired by Orsus Solutions.

Oren Maymon has been our Vice President, Operations since March 2007.  From 2000 to 2007, Mr. Maymon served as a purchasing manager and as a planning and supply chain director at Corrigent Systems. Previously, from 1997 until 2000, Mr. Maymon served as a purchasing manager of Mobilecomm Communications Ltd. Mr. Maymon holds a B.A in business administration from the Academic College of Management in Rishon Lezion.

Required Approval

Pursuant to a recent amendment under the Companies Law, shareholder approval is required for any compensation granted to an officer who is considered an "officer holder" under the Companies Law if such compensation is not contempated by the Company's compensation policy.  Messrs. Tepper and Maymon are considered officer holders of the Company, while the other two individuals are not.

Approval of the Retention Bonuses will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the payment of a retention bonus as described in the Proxy Statement to each of Messrs. Oren Tepper and Oren Maymon, subject to the consummation of the technology transaction with ECI.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 – Appointment of Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, independent certified public accountants in Israel, as our independent auditors until the next annual general meeting of shareholders. Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited. We intend to reappoint Kesselman & Kesselman as the auditor of our owned and controlled subsidiaries, as well. Kesselman & Kesselman are independent in accordance with applicable rules and regulations. A representative of the auditors is expected to be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the next annual general meeting of shareholders.

RESOLVED, that the Board of Directors be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 - Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2012 are included in a Form 6-K, which we filed with the SEC on March 21, 2013. You may read and copy such report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.  No vote is required with respect to this Item 3.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Eric Paneth Chairman of the Board Izhak Tamir Chief Executive Officer

Dated:   November 24, 2013